Exhibit 99.2

2015 First Quarter Report
Three Months Ended April 30, 2014

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

FIRST QUARTER RESULTS
Dominion Diamond Corporation (the “Company”) recorded a consolidated net profit attributable to shareholders of $14.7 million or $0.17 per share for the quarter, compared to a net profit attributable to shareholders of $506.2 million or $5.96 per share in the first quarter of the prior year. Prior year results include the sale of Harry Winston, Inc. (the “Luxury Brand Segment”) to Swatch Group.

Consolidated sales from continuing operations were $175.5 million for the quarter, compared to $108.8 million for the comparable quarter of the prior year, resulting in an operating profit of $30.7 million, compared to an operating profit of $10.5 million in the comparable quarter of the prior year. Consolidated EBITDA from continuing operations was $69.6 million compared to $30.7 million in the comparable quarter of the prior year.

During the first quarter, the Company recorded sales from the Diavik Diamond Mine of $82.7 million, compared to $88.9 million in the comparable quarter of the prior year. The Company sold approximately 0.6 million carats from the Diavik Diamond Mine for an average price per carat of $142, compared to 0.8 million carats for an average price per carat of $114 in the comparable quarter of the prior year. The 25% increase in the achieved average rough diamond prices and 26% decrease in volume of carats sold versus the comparable quarter of the prior year resulted primarily from the carryover of some lower value inventory at April 30, 2014 for sorting and sale in the second quarter due to increased production volumes during the first quarter. The Diavik segment generated gross margins and EBITDA margins as a percentage of sales of 32.0% and 53%, respectively, compared to 30.4% and 52%, respectively, in the comparable quarter of the prior year. At April 30, 2014, the Company had 0.7 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $85 million.

2015 FIRST QUARTER REPORT

During the first quarter, the Ekati Diamond Mine recorded sales of $92.8 million, compared to $19.9 million for the period from April 10 to April 30, 2013. The Company sold approximately 0.3 million carats for an average price per carat of $359 compared to 0.01 million carats for an average price per carat of $1,620 for the period of April 10 to April 30, 2013. Excluded from sales recorded in the first quarter were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes as this material was excavated during the pre-stripping operations from the Misery Main pipe. The Ekati Diamond Mine generated gross margins and EBITDA margins of 12.3% and 32%, respectively, compared to 1.4% and -1% for the period of April 10 to April 30, 2013. The prior year results include the purchase of inventory at market values as part of the acquisition of the Ekati Diamond Mine (the “Ekati Diamond Mine Acquisition”). The Company estimates that gross margins and EBITDA margins would have been approximately 15.6% and 34%, respectively, if the carats sold from material excavated from the Misery South & Southwest kimberlite pipes were recognized as revenue. During pre-production, sales of Misery South & Southwest carats have been applied as a reduction of mining assets. At April 30, 2014, the Company had 0.8 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $200 million. Included in ending inventory is an estimated 0.1 million carats of Misery South & Southwest with an estimated market value of approximately $8 million.

The Corporate segment, which includes all costs not specifically related to the operations of the Diavik and Ekati mines, recorded selling, general and administrative expenses of $4.7 million, compared to $15.2 million in the comparable quarter of the prior year. Prior year results included $11.3 million of transaction costs related to the Ekati Diamond Mine Acquisition.

2015 FIRST QUARTER REPORT

Management’s Discussion and Analysis
PREPARED AS OF JUNE 11, 2014 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three months ended April 30, 2014, and its financial position as at April 30, 2014. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standards 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three months ended April 30, 2014, and the audited consolidated financial statements for the year ended January 31, 2014. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30, 2014.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this MD&A includes the current production forecast, cost of sales and cash cost of production estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales and cash cost of production estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; and world and US economic conditions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis and macro economic uncertainty in other financial markets, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 19 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, respectively, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

2015 FIRST QUARTER REPORT

SUMMARY DISCUSSION
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine, which the Company controls, and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Company acquired its interest in the Ekati Diamond Mine on April 10, 2013 (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone (in which the Company owns 80%), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (in which the Company owns 58.8%), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik joint venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

MARKET COMMENTARY
The rough diamond market maintained the momentum experienced at the beginning of the calendar year. Rough diamond prices then held steady as the normally slow period during late April and early May had little effect on market sentiment. The diamond market has also overcome earlier concerns about liquidity in the Indian diamond manufacturing industry and it has become increasingly evident that tighter credit will lead to more sustainable growth in both market demand and diamond pricing.

Polished sales have remained healthy with shortages still evident in the lower price ranges. The major retail jewelry markets remain upbeat with solid growth in the US and in the market for jewelry in China. The Japanese jewelry market was also positive as the expected decline in demand following the introduction of a consumption tax in April has failed to have the anticipated impact. The new business focused government in India was welcomed by the diamond market and the expected impacts of stability of the Rupee and promised economic growth bodes well for a marked improvement in Indian retail demand.

2015 FIRST QUARTER REPORT

CONSOLIDATED FINANCIAL RESULTS
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2014.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)
	2015	2014	2014	2014	2014	2013	2013	2013	Three months	Three months
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	ended April 30, 2014	ended April 30, 2013
Sales	$175,522	$233,163	$148,138	$261,803	$108,837	$110,111	$84,818	$61,473	$175,522	$108,837
Cost of sales	137,680	202,030	136,221	231,086	81,535	79,038	71,663	46,784	137,680	81,535
Gross margin	37,842	31,133	11,917	30,717	27,302	31,073	13,155	14,689	37,842	27,302
Gross margin (%)	21.6%	13.4%	8.0%	11.7%	25.1%	28.2%	15.5%	23.9%	21.6%	25.1%
Selling, general and administrative expenses	7,148	10,117	7,408	15,056	16,843	10,086	7,581	5,750	7,148	16,843
Operating profit (loss) from continuing operations	30,694	21,016	4,509	15,661	10,459	20,987	5,574	8,939	30,694	10,459
Finance expenses	(3,310)	(3,553)	(3,136)	(17,921)	(2,742)	(2,382)	(2,308)	(2,151)	(3,310)	(2,742)
Exploration costs	(9,044)	(3,290)	(7,074)	(3,145)	(1,039)	(306)	(673)	(568)	(9,044)	(1,039)
Finance and other income	2,827	491	825	1,032	804	601	60	67	2,827	804
Foreign exchange gain (loss)	(947)	(7,917)	1,122	(2,814)	732	116	(301)	1,048	(947)	732
Profit (loss) before income taxes from continuing operations	20,220	6,747	(3,754)	(7,187)	8,214	19,016	2,352	7,335	20,220	8,214
Income tax expense (recovery)	9,533	19,018	2,792	8,655	5,042	6,977	1,583	3,386	9,533	5,042
Net profit (loss) from continuing operations	$10,687	(12,271)	$(6,546)	$(15,842)	$3,172	$12,039	$769	$3,949	$10,687	$3,172
Net profit (loss) from discontinued operations	–	–	–	–	502,656	2,802	3,245	804	–	502,656
Net profit (loss)	$10,687	$(12,271)	$(6,546)	$(15,842)	$505,828	$14,841	$4,014	$4,753	$10,687	$505,828
Net profit (loss) from continuing operations attributable to Shareholders	$14,671	$(7,802)	$(4,794)	$(13,884)	$3,504	$12,146	$152	$3,951	$14,671	$3,504
Non-controlling interest	(3,984)	(4,469)	(1,752)	(1,958)	(332)	(107)	617	(2)	(3,984)	(332)
Net profit (loss) attributable to Shareholders	$14,671	$(7,802)	$(4,794)	$(13,884)	$506,160	$14,948	$3,397	$4,755	$14,671	$506,160
Non-controlling interest	(3,984)	(4,469)	(1,752)	(1,958)	(332)	(107)	617	(2)	(3,984)	(332)
Earnings (loss) per share – continuing operations attributable to shareholders
Basic	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.04	$0.14	$0.00	$0.05	$0.17	$0.04
Diluted	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.04	$0.14	$0.00	$0.05	$0.17	$0.04
Earnings (loss) per share attributable to shareholders
Basic	$0.17	$(0.09)	$(0.06)	$(0.16)	$5.96	$0.18	$0.04	$0.06	$0.17	$5.96
Diluted	$0.17	$(0.09)	$(0.06)	$(0.16)	$5.89	$0.18	$0.04	$0.06	$0.17	$5.89
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets(i)	$2,361	$2,305	$2,305	$2,299	$2,412	$1,710	$1,733	$1,660	$2,361	$2,412
Total long-term liabilities(i)	$676	$691	$688	$694	$695	$269	$682	$461	$676	$695
Operating profit (loss) from continuing operations	$30,694	$21,016	$4,509	$15,661	$10,459	$20,987	$5,574	$8,939	$30,694	$10,459
Depreciation and amortization(ii)	38,885	55,228	31,978	32,644	20,211	24,346	20,588	13,160	38,885	20,211
EBITDA from continuing operations(iii)	$69,579	$76,244	$36,487	$48,305	$30,670	$45,333	$26,162	$22,099	$69,579	$30,670
(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 17.

Three Months Ended April 30, 2014, Compared to Three Months Ended April 30, 2013
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a first quarter consolidated net income attributable to shareholders of $14.7 million or $0.17 per share, compared to $506.2 million or $5.96 per share in the first quarter of the prior year. Included in the three month period ended April 30, 2013 amount is the net profit from discontinued operations of $502.7 million recognized on the sale of the Luxury Brand Segment.

2015 FIRST QUARTER REPORT

CONSOLIDATED SALES
Consolidated sales for the first quarter totalled $175.5 million, consisting of Diavik rough diamond sales of $82.7 million and Ekati rough diamond sales of $92.8 million. This compares to sales of $108.8 million in the comparable quarter of the prior year (Diavik rough diamond sales of $88.9 million and Ekati rough diamond sales of $19.9 million; Ekati sales are for the period of April 10 to April 30, 2013).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $137.7 million resulting in a gross margin of 21.6%, compared to a cost of sales of $81.5 million and a gross margin of 25.1% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $9.5 million during the first quarter, compared to a net income tax expense of $5.0 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory income tax rate for the quarter is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, and earnings subject to tax different than the statutory rate. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $3.9 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange gain of $1.8 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax expense, and is not deductible for Canadian income tax purposes. During the first quarter, the Company also recognized a deferred income tax recovery of $5.4 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $3.1 million recognized in the comparable quarter of the prior year. The recorded tax provision during the quarter also included a net income tax expense of $2.9 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $1.2 million recognized in the comparable quarter of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $7.1 million for the first quarter, compared to $16.8 million in the comparable quarter of the prior year. The prior year SG&A expenses included transaction costs related to the Ekati Diamond Mine acquisition. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED FINANCE EXPENSES
Finance expense for the first quarter was $3.3 million, compared to finance expense of $2.7 million for the comparable quarter of the prior year. The increase was due primarily to accretion expense associated with the future site restoration liability at the Ekati Diamond Mine, which was only recorded for the period from April 10 to April 30 in the comparable quarter of the prior year. Accretion expense was $2.9 million (three months ended April 30, 2013 – $2.2 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $9.0 million was incurred during the first quarter, compared to $1.0 million in the comparable quarter of the prior year. Included in exploration expense for the first quarter is $8.7 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine and $0.3 million of exploration work on the Company’s claims in the Northwest Territories.

2015 FIRST QUARTER REPORT

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $2.8 million was recorded during the first quarter, compared to $0.8 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $0.9 million was recognized during the first quarter, compared to a net foreign exchange gain of $0.7 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Segmented Analysis
The operating segments of the Company include the Diavik Diamond Mine, the Ekati Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Diavik and Ekati mines.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
									Three	Three
									months	months
									ended	ended
	2015	2014	2014	2014	2014	2013	2013	2013	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2014	2013
Sales
North America	$–	$511	$–	$–	$6,179	$4,604	$7,697	$2,269	$–	$6,179
Europe	73,918	112,001	45,088	80,530	61,642	84,346	57,438	50,514	73,918	61,642
India	8,757	6,704	7,818	10,737	21,095	21,161	19,683	8,690	8,757	21,095
Total sales	82,675	119,216	52,906	91,267	88,916	110,111	84,818	61,473	82,675	88,916
Cost of sales	56,232	87,690	40,018	68,328	61,888	79,038	71,663	46,784	56,232	61,888
Gross margin	26,443	31,526	12,888	22,939	27,028	31,073	13,155	14,689	26,443	27,028
Gross margin (%)	32.0%	26.4%	24.4%	25.1%	30.4%	28.2%	15.5%	23.9%	32.0%	30.4%
Selling, general and administrative expenses	975	1,122	1,123	1,409	1,110	1,860	1,279	1,050	975	1,110
Operating profit	$25,468	$30,404	$11,765	$21,530	$25,918	$29,213	$11,876	$13,639	$25,468	$25,918
Depreciation and amortization (i)	18,389	28,885	12,434	21,768	19,906	24,042	20,283	12,874	18,389	19,906
EBITDA (ii)	$43,857	$59,289	$24,199	$43,298	$45,824	$53,255	$32,159	$26,513	$43,857	$45,824
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 17.

Three Months Ended April 30, 2014, Compared to Three Months Ended April 30, 2013
DIAVIK SALES
During the first quarter, the Company sold approximately 0.6 million carats from the Diavik Diamond Mine for a total of $82.7 million for an average price per carat of $142, compared to 0.8 million carats for a total of $88.9 million for an average price per carat of $114 in the comparable quarter of the prior year. The 25% increase in the achieved average rough diamond prices and 26% decrease in volume of carats sold versus the comparable quarter of the prior year resulted primarily from the carryover of some lower value inventory at April 30, 2014 for sorting and sale in the second quarter due to increased production volumes during the first quarter. At April 30, 2014, the Company had 0.7 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $85 million, compared to 0.6 million carats with an estimated market value of approximately $85 million in the comparable quarter of the prior year.

Had the Company sold only the last production shipped in the first quarter, the estimated achieved price would have been approximately $120 per carat based on the prices achieved in the May 2014 sale.

2015 FIRST QUARTER REPORT

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales for the Diavik Diamond Mine was $56.2 million resulting in a gross margin of 32.0%, compared to a cost of sales of $61.9 million and a gross margin of 30.4% in the comparable quarter of the prior year. Cost of sales for the first quarter included $18.3 million of depreciation and amortization, compared to $19.5 million in the comparable quarter of the prior year. The Diavik segment generated gross margins and EBITDA margins of 32.0% and 53%, respectively, compared to 30.4% and 52%, respectively, in the comparable quarter of the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the first quarter, the Diavik cash cost of production was $39.2 million compared to $42.9 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended April 30, 2014 and 2013.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	April 30, 2014	April 30, 2013
Diavik cash cost of production	$39,195	$42,919
Private royalty	1,426	1,194
Other cash costs	712	1,070
Total cash cost of production	41,333	45,183
Depreciation and amortization	20,732	22,909
Total cost of production	62,065	68,092
Adjusted for stock movements	(5,833)	(6,204)
Total cost of sales	$56,232	$61,888

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the first quarter was $1.0 million, compared to $1.1 million in the comparable quarter of the prior year.

OPERATIONAL UPDATE
During the first quarter of the calendar year 2014, the Diavik Diamond Mine produced (on a 100% basis) 1.9 million carats from 0.6 million tonnes of ore processed compared to 1.9 million carats from 0.5 million tonnes of ore processed in the comparable quarter of the prior year. Total production includes coarse ore rejects (“COR”), which are not included in the Company’s reserves and resource statement and are therefore incremental to production.

Processing volumes in the first quarter of calendar 2014 were 17% higher than the prior year’s comparable quarter as a result of continuing improvements in mining rates as the underground ramp up progressed to full production from all three kimberlite pipes. Carat production from first quarter of calendar 2014 was 4% lower compared to the comparable quarter of the prior year, primarily as a result of mining and processing a greater proportion of the lower grade A-154 North ore.

2015 FIRST QUARTER REPORT

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)
For the three months ended March 31, 2014
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	38	135	3.56
A-154 North	98	227	2.33
A-418	97	315	3.25
Coarse Ore Rejects (“COR”)	2	69	–
Total	235	746	2.91	(a)
(a) Grade has been adjusted to exclude COR.

For the three months ended March 31, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	60	282	4.71
A-154 North	70	162	2.32
A-418	71	291	4.11
Coarse Ore Rejects	1	43	–
Total	202	778	3.67	(a)
(a) Grade has been adjusted to exclude COR.

For the period from February 1 to April 30, 2014(a)
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	48	168	3.50
A-154 North	97	218	2.26
A-418	90	311	3.46
Coarse Ore Rejects	2	37	23.25
Total	237	734	2.97	(b)
(a)	The last month of this production is not included in the Company’s first quarter financial results, as the Company reports Diavik Diamond Mine results on a one-month lag.
(b)	Grade has been adjusted to exclude COR.

For the period from February 1 to April 30, 2013(a)
Pipe	Ore processed	Carats	Grade
	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	58	246	4.24
A-154 North	68	134	1.98
A-418	83	296	3.56
Coarse Ore Rejects	3	41	13.6
Total	212	717	3.23	(b)
(a)	The last month of this production is not included in the Company’s first quarter financial results, as the Company reports Diavik Diamond Mine results on a one-month lag.
(b)	Grade has been adjusted to exclude COR.

2015 FIRST QUARTER REPORT

Diavik Operations Outlook
PRODUCTION
The mine plan for calendar 2014 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.1 million carats from the mining and processing of approximately 1.9 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418 kimberlite pipes. In addition to the 6.1 million carats produced from underground mining there will be production from COR and production from the improved recovery of small diamonds. This additional production is not included in the Company’s ore reserves, and is therefore incremental to production. Based on historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2014 would have produced 0.6 million carats from COR and 0.2 million carats from the improved recovery process.

Production guidance for the Diavik Diamond Mine will be reviewed at the end of the second quarter.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale which was held in May 2014, the Company has modeled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows:

April/May 2014
sales cycle
Average price
per carat
Ore type	(in US dollars)
A-154 South	$145
A-154 North	190
A-418	105
Coarse Ore Rejects	50

COST OF SALES AND CASH COST OF PRODUCTION
Based on the current mine plan for the Diavik Diamond Mine for calendar 2014, the Company currently expects its 40% share of the cost of sales for the Diavik Diamond Mine in fiscal 2015 to be approximately $275 million (including depreciation and amortization of approximately $95 million). The Company’s 40% share of the cash cost of production at the Diavik Diamond Mine for calendar 2014 is expected to be approximately $150 million at an assumed average Canadian/US dollar exchange rate of $1.10.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2015 to be approximately $19 million, assuming an average Canadian/US dollar exchange rate of $1.10. During the first quarter, DDDLP’s share of capital expenditures was $6.8 million ($10.2 million for the period ended April 30, 2013).

The Company and Rio Tinto plc are currently assessing the rejuvenation of the A-21 project, which provides a window of opportunity to extract value of the Diavik Diamond Mine before the end of its mine life. Current work is being completed on dike design and mining methodology with the plan to seek Rio Tinto plc investment committee approval in the fall of calendar 2014.

2015 FIRST QUARTER REPORT

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
									Three	Three
									months	months
									ended	ended
	2015	2014	2014	2014	2014	2013	2013	2013	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2014	2013
Sales
North America	$–	$413	$–	$–	$–	$–	$–	$–	$–	$–
Europe	88,469	111,542	95,232	170,536	19,921	–	–	–	88,469	19,921
India	4,378	1,992	–	–	–	–	–	–	4,378	–
Total sales	92,847	113,947	95,232	170,536	19,921	–	–	–	92,847	19,921
Cost of sales	81,448	114,340	96,202	162,758	19,647	–	–	–	81,448	19,647
Gross margin	11,399	(393)	(970)	7,778	274	–	–	–	11,399	274
Gross margin (%)	12.3%	(0.3% )	(1.0% )	4.6%	1.4%	–%	–%	–%	12.3%	1.4%
Selling, general and administrative expenses	1,475	1,120	362	676	520	–	–	–	1,475	520
Operating profit (loss)	$9,924	$(1,513)	$(1,332)	$7,102	$(246)	$–	$–	$–	$9,924	$(246)
Depreciation and amortization(i)	20,154	25,892	19,166	10,513	–	–	–	–	20,154	–
EBITDA(ii)	$30,078	$24,379	$17,834	$17,615	$(246)	$–	$–	$–	$30,078	$(246)
(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 17.

Three Months Ended April 30, 2014, Compared to Three Months Ended April 30, 2013
EKATI SALES
During the first quarter, the Company sold approximately 0.3 million carats from the Ekati Diamond Mine for a total of $92.8 million for an average price per carat of $359. Excluded from sales recorded in the first quarter were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes as this material was excavated during the pre-stripping operations of the Misery Main pipe. The Misery South & Southwest kimberlite pipes have been designated as exploration targets, and are not currently classified as resources. The diamonds that have been recovered to date from this material display similar characteristics to diamonds from the Misery Main kimberlite pipe. During the first quarter, the Company sold an estimated 0.1 million carats of production from the Misery South & Southwest kimberlite pipe material for estimated proceeds of $6.9 million for an average price per carat of $75, which includes the recovery of small diamonds. During pre-production, sales of diamonds recovered from the Misery South & Southwest material have been applied as a reduction of mining assets. At April 30, 2014, the Company had 0.8 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $200 million, compared to 0.5 million carats with an estimated market value of approximately $165 million in the comparable quarter of the prior year. Included in ending inventory is an estimated 0.1 million carats of Misery South & Southwest with an estimated market value of approximately $8 million.

Had the Company sold only the last production shipped in the first quarter, the estimated achieved price would have been approximately $281 per carat based on the prices achieved in the May 2014 sale.

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the first quarter was $81.4 million, resulting in a gross margin of 12.3% and an EBITDA margin of 32%, compared to a cost of sales of $19.6 million and a gross margin of 1.4% and an EBITDA margin of -1% for the period of April 10 to April 30, 2013. Cost of sales for the first quarter of the prior year reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. Cost of sales for the comparable quarter of the prior year would have been approximately $13 million excluding the market value adjustment made as part of the Ekati Diamond Mine Acquisition. There was no impact during the first quarter of the current fiscal year. At April 30, 2014, the Company had approximately $10 million remaining of inventory acquired as part of the Ekati Diamond Mine Acquisition, the majority of which are made up of production samples. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

Consolidated cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the first quarter, the Ekati cash cost of production was $89.9 million compared to $17.4 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life.

2015 FIRST QUARTER REPORT

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the three months ended April 30, 2014.

	Three months ended	Period April 10 to
(expressed in thousands of United States dollars)	April 30, 2014	April 30, 2013
Ekati cash cost of production	$89,859	$17,381
Other cash costs	998	134,647
Total cash cost of production	90,857	152,028
Depreciation and amortization	31,601	6,544
Total cost of production	122,458	158,572
Adjusted for stock movements	(41,010)	(138,925)
Total cost of sales	$81,448	$19,647

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the first quarter were $1.5 million, compared to $0.5 million for the period of April 10 to April 30, 2013.

OPERATIONAL UPDATE
During the first quarter of fiscal 2015, the Ekati Diamond Mine produced (on a 100% basis) 0.4 million carats from the processing of 0.9 million tonnes of ore from the reserves. Mining activities during the quarter were focused on ore production from the Fox open pit and Koala underground and pre-stripping operations at the Misery pushback open pit. The Company recovered 0.1 million carats from the processing of 0.1 million tonnes of inferred resource from the Koala North and Koala underground mines and an additional 0.1 million carats from the processing of 0.1 million tonnes of satellite material excavated from the Misery South Pipe & Southwest Extension during the pre-stripping of the Misery Main pipe. These diamond recoveries are not included in the Company’s reserves statement and are therefore incremental to production.

The Company estimates that process plant improvements to date have increased the recovered grade during the first quarter by approximately 15% compared to the mine plan. Most of this incremental recovery is in smaller diamonds not currently included in reserves. Historically, the Ekati Diamond Mine has bypassed the recrush circuit in order to maximize process plant throughput and has not recovered the entrained diamonds within the coarse fraction of the tail rejects. The recrush circuit will likely be re-established by year end to further improve diamond recovery. Once the process improvements have been substantially completed the Company intends to incorporate the higher recovery rate into an updated reserves statement.

On April 30th, 2014, the Wek’eezhii Land and Water Board (WLWB) issued the Land use Permit for the Lynx Project and made recommendations to the Minister of Environment and Natural Resources for the Government of the Northwest Territories on an amendment on the Ekati Water Licence to incorporate the Lynx Project. On May 30, 2014, the Minister signed the amended Ekati Water Licence.

2015 FIRST QUARTER REPORT

EKATI DIAMOND MINE PRODUCTION (100% SHARE)

For the three months ended April 30, 2014
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
Koala	152	172	1.13
Koala North	82	71	0.87
Fox	671	231	0.34
Misery South & Southwest	56	86	1.52
Coarse Ore Rejects	–	–	–
Total	962	561	0.58

For the period from April 10 to April 30, 2013
Pipe	Ore processed	Carats	Grade
	(000s tonnes)	(000s)	(carats/tonne)
Koala	22	16	1.21
Koala North	22	21	0.97
Fox	162	45	0.28
Misery South & Southwest	–	–	–
Coarse Ore Rejects	–	–	–
Total	206	82	0.58

Ekati Operations Outlook
PRODUCTION
In fiscal 2015, the Ekati Diamond Mine expects to process (on a 100% basis) approximately 2.6 million tonnes from mineral reserves and produce approximately 0.9 million carats. The Company expects to process approximately 1.7 million tonnes from the Fox pipe (including stockpiles) and approximately 0.9 million tonnes from the Koala underground operations split between Koala phase 5 and phase 6 & 7. As part of the Koala deposit, a small portion of inferred resources is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability. Additional plant feed to keep the processing plant at capacity for the period will be sourced from satellite material from the Misery South & Southwest kimberlite pipes as well as the stockpile of coarse ore rejects. The Misery South & Southwest satellite bodies as well as the coarse ore rejects are not included in the Company’s reserves and resource statement and are therefore considered incremental to production.

Production guidance for the Ekati Diamond Mine will be reviewed at the end of the second quarter of fiscal 2015.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale which was held in May 2014, the Company has modeled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. The Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company’s current reserve estimates. The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $70 and $100 per carat.

April/May 2014
sales cycle
Average price
per carat
Ore type	(in US dollars)
Koala	$395
Koala North	440
Fox	315
Misery South & Southwest	80–100
Coarse Ore Rejects	65–120
Recovered Small Diamonds	70–100

2015 FIRST QUARTER REPORT

COST OF SALES AND CASH COST OF PRODUCTION
Based on the current mine plan for the Ekati Diamond Mine for fiscal 2015, the Company currently expects cost of sales at the Ekati Diamond Mine (on a 100% basis) in fiscal 2015 to be approximately $490 million (including depreciation and amortization of approximately $125 million). The cash cost of production at the Ekati Diamond Mine for fiscal 2015 is expected to be approximately $345 million (on a 100% basis) at an assumed average Canadian/US dollar exchange rate of $1.10.

CAPITAL EXPENDITURES
The planned capital expenditures for the Core Zone at the Ekati Diamond Mine for fiscal 2015 (on a 100% basis) are expected to be approximately $180 million at an assumed average Canadian/US dollar exchange rate of $1.10. The planned capital expenditures include approximately $95 million for the continued development of the Misery Pipe, consisting largely of mining costs to achieve ore release, and approximately $50 million towards the development of the Pigeon Pipe. During the first quarter, the Ekati Diamond Mine incurred capital expenditures of $49.2 million ($8.8 million for the period from April 10 to April 30, 2013).

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati diamond mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2015	2014	2014	2014	2014	2013	2013	2013	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2014	2013
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	4,698	7,875	5,924	12,971	15,213	8,227	6,302	4,700	4,698	15,213
Operating loss	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(4,698)	$(15,213)
Depreciation and amortization(i)	342	451	378	363	305	304	306	286	342	305
EBITDA(ii)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(4,356)	$(14,908)
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 17.

Three Months Ended April 30, 2014, Compared to Three Months Ended April 30, 2013
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter decreased by $10.5 million from the comparable quarter of the prior year, primarily due to $11.3 million of transaction costs related to the Ekati Diamond Mine acquisition in the prior year.

Liquidity and Capital Resources
Working Capital
As at April 30, 2014, the Company had unrestricted cash and cash equivalents of $212.5 million and restricted cash of $115.6 million compared to $224.8 million and $113.6 million at January 31, 2014. The restricted cash is used to support letters of credit to the Government of the Northwest Territories of CDN $127 million in support of the reclamation obligations for the Ekati Diamond Mine. During the quarter ended April 30, 2014, the Company reported cash flow from operations of $27.7 million compared to a use of cash in operations of $9.5 million in the prior year.

As at April 30, 2014, the Company had 1.5 million carats of rough diamond inventory with an estimated market value of approximately $285 million, of which approximately $145 million represented inventory available for sale, with the remaining $140 million being sorted.

Working capital increased to $573.7 million at April 30, 2014 from $572.1 million at January 31, 2014. During the quarter, the Company increased accounts receivable from continuing operations by $7.4 million, decreased other current assets from continuing operations by $11.7 million, increased inventory and supplies from continuing operations by $58.7 million, increased trade and other payables from continuing operations by $41.1 million and decreased employee benefit plans from continuing operations by $2.3 million.

2015 FIRST QUARTER REPORT

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the year, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next 12 months.

Financing Activities
As at April 30, 2014, $nil and $nil was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited, respectively, compared to $27.9 million and $nil at April 30, 2013.

There were no significant transactions to note during the first quarter.

Investing Activities
During the first quarter, the Company purchased property, plant and equipment of $56.0 million for its continuing operations, of which $6.8 million was purchased for the Diavik Diamond Mine and $49.2 million for the Ekati Diamond Mine.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mine level. Additionally, at the Diavik Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. Not reflected in the table below are currently estimated capital expenditures for the calendar years 2014 to 2018 of approximately $78 million in the aggregate assuming a Canadian/US average exchange rate of $1.10 for each of the five years, representing DDDLP’s current projected share of the currently planned capital expenditures (excluding the A-21 pipe) at the Diavik Diamond Mine. Also not reflected in the table below are currently estimated capital expenditures for the fiscal years 2015 to 2019 of approximately $400 million in the aggregate assuming a Canadian/US average exchange rate of $1.10 for each of the five years, representing the current planned capital expenditures (excluding the Jay pipe) at the Ekati Diamond Mine. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$4,950	$1,121	$2,241	$1,588	$–
Environmental and participation agreements incremental commitments (c)	182,057	60,096	2,121	4,328	115,512
Operating lease obligations (d)	13,149	7,469	5,680	–	–
Total contractual obligations	$200,156	$68,686	$10,042	$5,916	$115,512

(a)	(i) Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions.

(ii) The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 14.5%. At April 30, 2014, $nil was outstanding under this facility relating to Dominion Diamond International NV and Dominion Diamond (India) Private Limited, respectively. The facility is guaranteed by Dominion Diamond Corporation.

(iii) The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On April 30, 2014, $4.2 million was outstanding on the mortgage payable.

2015 FIRST QUARTER REPORT

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2014, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next 12 months are approximated to be $0.3 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board, and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at April 30, 2014 was $58.9 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Diavik Joint Venture on those activities. In June 2013, the Wek’eezhii Land and Water Board (“WLWB”) adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of the Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at CDN $264 million. The Company has as at April 30, 2014 posted letters of credit of CDN $127 million with the Government of the Northwest Territories supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine, and has provided a proposal to the Government of the Northwest Territories on an appropriate form of security. The Company has provided a guarantee of CDN $20 million for other obligations under the environmental agreement. Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay in respect of the Ekati Diamond Mine under these agreements includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

EBITDA and EBITDA Margin
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure, which is defined as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. EBITDA margin is calculated by dividing EBITDA over total sales for the period.

Management believes that EBITDA and EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales and is a measurement for cash margins. The intent of EBITDA and EBITDA margin is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA and EBITDA margins differently.

2015 FIRST QUARTER REPORT

CONSOLIDATED

(expressed in thousands of United States dollars)
(unaudited)
									Three	Three
									months	months
									ended	ended
	2015	2014	2014	2014	2014	2013	2013	2013	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2014	2013
Operating profit (loss) from continuing operations	$30,694	$20,016	$4,509	$15,661	$10,459	$20,987	$5,574	$8,939	$30,694	$10,459
Depreciation and amortization	38,885	55,228	31,978	32,644	20,211	24,346	20,588	13,160	38,885	20,211
EBITDA from continuing operations	$69,579	$75,244	$36,487	$48,305	$30,670	$45,333	$26,162	$22,099	$69,579	$30,670

DIAVIK DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Three	Three
									months	months
									ended	ended
	2015	2014	2014	2014	2014	2013	2013	2013	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2014	2013
Operating profit	$25,468	$30,404	$11,765	$21,530	$25,918	$29,213	$11,876	$13,639	$25,468	$25,918
Depreciation and amortization	18,389	28,885	12,434	21,768	19,906	24,042	20,283	12,874	18,389	19,906
EBITDA	$43,857	$59,289	$24,199	$43,298	$45,824	$53,255	$32,159	$26,513	$43,857	$45,824

EKATI DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Three	Three
									months	months
									ended	ended
	2015	2014	2014	2014	2014	2013	2013	2013	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2014	2013
Operating profit (loss)	$9,924	$(1,513)	$(1,332)	$7,102	$(246)	$–	$–	$–	$9,924	$(246)
Depreciation and amortization	20,154	25,892	19,166	10,513	–	–	–	–	20,154	–
EBITDA	$30,078	$24,379	$17,834	$17,615	$(246)	$–	$–	$–	$30,078	$(246)

CORPORATE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Three	Three
									months	months
									ended	ended
	2015	2014	2014	2014	2014	2013	2013	2013	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2014	2013
Operating profit (loss)	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(4,698)	$(15,213)
Depreciation and amortization	342	451	378	363	305	304	306	286	342	305
EBITDA	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(4,356)	$(14,908)

2015 FIRST QUARTER REPORT

Risk and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

2015 FIRST QUARTER REPORT

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, budget policy issues in the US and political upheavals in the Middle East, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. The appreciation of the Canadian dollar against the US dollar, therefore, will increase the expenses of the Company’s mineral properties and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with its applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development or to maintain continued operations.

Regulatory and Environmental Risks
The operation of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at April 30, 2014 was $58 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. In June 2013, the WLWB adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of the Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at CDN $264 million. The Company has as at April 30, 2014 posted letters of credit of CDN $127 million with the Government of the Northwest Territories supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine, and has provided a proposal to the Government of the Northwest Territories on an appropriate form of security. The Company has provided a guarantee of CDN $20 million for other obligations under the environmental agreement. As reclamation and remediation cost estimates are updated and revised, the Company expects that it will be required to post additional security for those obligations, which could result in additional constraints on liquidity.

2015 FIRST QUARTER REPORT

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which will expire on August 31, 2014. The Company expects to begin re-negotiations on this labour agreement during the second quarter of calendar 2014. If the Company is unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

2015 FIRST QUARTER REPORT

Changes in Internal Controls over Financial Reporting
During the first quarter of fiscal 2015, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2014.

Changes in Accounting Policies
(a)	New Accounting Standards Effective in 2014

IFRIC 21 – Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company has performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on our consolidated financial statements.

(b)	New Accounting Standards Issued but Not Yet Effective

IFRS 9 – Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income (“OCI”) rather than the statement of income. In November 2013, IFRS 9 was amended to include guidance on hedge accounting.

The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018, however, early adoption of the new standard is still permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Outstanding Share Information

As at May 31, 2014
Authorized	Unlimited
Issued and outstanding shares	85,134,480
Options outstanding	2,695,819
Fully diluted	87,830,299

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

2015 FIRST QUARTER REPORT

Condensed Consolidated Balance Sheets
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	April 30, 2014	January 31, 2014
ASSETS

Current assets
Cash and cash equivalents (note 4)	$212,468	$224,778
Accounts receivable	25,598	20,879
Inventory and supplies (note 5)	513,951	440,853
Other current assets	15,414	27,156
	767,431	713,666
Property, plant and equipment	1,463,369	1,469,557
Restricted cash (note 4)	115,553	113,612
Other non-current assets	4,389	4,737
Deferred income tax assets	9,902	3,078
Total assets	$2,360,644	$2,304,650

LIABILITIES AND EQUITY

Current liabilities

Trade and other payables	$145,463	$103,653
Employee benefit plans	1,399	3,643
Income taxes payable	46,068	33,442
Current portion of interest-bearing loans and borrowings	822	794
	193,752	141,532
Interest-bearing loans and borrowings	3,349	3,504
Deferred income tax liabilities	226,341	242,563
Employee benefit plans	12,214	14,120
Provisions	433,908	430,968
Total liabilities	869,564	832,687
Equity
Share capital	508,570	508,523
Contributed surplus	23,518	23,033
Retained earnings	790,090	775,419
Accumulated other comprehensive income	(2,050)	(2,447)
Total shareholders’ equity	1,320,128	1,304,528
Non-controlling interest	170,952	167,435
Total equity	1,491,080	1,471,963
Total liabilities and equity	$2,360,644	$2,304,650

The accompanying notes are an integral part of these consolidated financial statements.

2015 FIRST QUARTER REPORT

Condensed Consolidated Statements of Income
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three months ended	Three months ended
	April 30, 2014	April 30, 2013
		(Recast – Note 12)
Sales	$175,522	$108,837
Cost of sales	137,680	81,535
Gross margin	37,842	27,302
Selling, general and administrative expenses	7,148	16,843
Operating profit	30,694	10,459
Finance expenses	(3,310)	(2,742)
Exploration costs	(9,044)	(1,039)
Finance and other income	2,827	804
Foreign exchange (loss) gain	(947)	732
Profit before income taxes from continuing operations	20,220	8,214
Income tax expense	9,533	5,042
Net profit from continuing operations	10,687	3,172
Net profit from discontinued operations (Note 6)	–	502,656
Net profit	$10,687	$505,828
Net profit from continuing operations attributable to
Shareholders	$14,671	$3,504
Non-controlling interest	(3,984)	(332)
Net profit (loss) attributable to
Shareholders	$14,671	$506,160
Non-controlling interest	(3,984)	(332)
Earnings (loss) per share – continuing operations
Basic	$0.17	$0.04
Diluted	0.17	0.04
Earnings per share
Basic	0.17	5.96
Diluted	0.17	5.89
Weighted average number of shares outstanding	85,125,476	84,890,564

The accompanying notes are an integral part of these consolidated financial statements.

2015 FIRST QUARTER REPORT

Condensed Consolidated Statements of Comprehensive Income
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three month ended	Three month ended
	April 30, 2014	April 30, 2013
		(Recast – Note 12)
Net profit	$10,687	$505,828
Other comprehensive income
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of $nil)	397	(10,735)
Other comprehensive loss, net of tax	397	(10,735)
Total comprehensive income	$11,084	$495,093
Comprehensive income from continuing operations	$11,084	$3,042
Comprehensive income from discontinued operations	–	492,051
Comprehensive income attributable to
Shareholders	$15,068	$495,425
Non-controlling interest	(3,984)	(332)

The accompanying notes are an integral part of these consolidated financial statements.

2015 FIRST QUARTER REPORT

Condensed Consolidated Statements of Changes in Equity
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended April 30,	ended April 30,
	2014	2013
		(Recast – Note 12)
Common shares:
Balance at beginning of period	$508,523	$508,007
Issued during the period	47	394
Balance at end of period	508,570	508,401
Contributed surplus:
Balance at beginning of period	23,033	20,387
Stock-based compensation expense	498	1,036
Exercise of stock options	(13)	–
Balance at end of period	23,518	21,423
Retained earnings:
Balance at beginning of period	775,419	295,738
Net profit attributable to common shareholders	14,671	506,160
Balance at end of period	790,090	801,898
Accumulated other comprehensive income:
Balance at beginning of period	(2,447)	6,357
Other comprehensive income
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of $nil)	397	(10,735)
Balance at end of period	(2,050)	(4,378)
Non-controlling interest:
Balance at beginning of period	167,435	763
Non-controlling interest	(3,984)	152,464
Contributions made by minority partners	7,501	–
Balance at end of period	170,952	153,227
Total equity	$1,491,080	$1,480,571

The accompanying notes are an integral part of these consolidated financial statements.

2015 FIRST QUARTER REPORT

Condensed Consolidated Statements of Cash Flows
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended	ended
	April 30, 2014	April 30, 2013
		(Recast – Note 12)
Cash provided by (used in)
OPERATING
Net profit	$10,687	$505,828
Depreciation and amortization	38,885	20,211
Deferred income tax recovery	(23,195)	(8,397)
Current income tax expense	32,728	13,439
Finance expenses	3,310	2,742
Stock-based compensation	498	1,036
Other non-cash items	3,115	(859)
Foreign exchange (gain) loss	(210)	(1,037)
Loss on disposition of assets	862	362
Gain on sale of assets	(2,375)	–
Change in non-cash operating working capital, excluding taxes and finance expenses	(15,568)	(28,671)
Cash provided by operating activities	48,737	504,654
Interest paid	(384)	(1,212)
Income and mining taxes paid	(20,679)	(10,249)
Cash provided by operating activities – continuing operations	27,674	493,193
Cash used in operating activities – discontinued operations	–	(502,656)
Net cash from (used in) operating activities	27,674	(9,463)
FINANCING
Increase (decrease) in interest-bearing loans and borrowings	(194)	(196)
Increase in revolving credit	–	27,863
Decrease in revolving credit	–	(1,128)
Issue of common shares, net of issue costs	34	394
Contribution from non-controlling interest	10,816	–
Cash provided from financing activities – continuing operations	10,656	26,933
Cash provided from financing activities – discontinued operations	–	–
Cash provided from financing activities	10,656	26,933
INVESTING
Acquisition of Ekati	–	(490,925)
Proceeds from sale of assets	3,726
Property, plant and equipment	(56,023)	(19,718)
Net proceeds from sale of property, plant and equipment	585	1,796
Other non-current assets	672	(3,125)
Cash provided in investing activities – continuing operations	(51,040)	(511,972)
Cash provided in investing activities – discontinued operations	–	746,738
Cash used in investing activities	(51,040)	234,766
Foreign exchange effect on cash balances	2,341	354
(Decrease) increase in cash and cash equivalents	(10,369)	252,590
Cash and cash equivalents, beginning of period	338,390	104,313
Cash and equivalents, end of period	328,021	356,903
Less cash and equivalents of discontinued operations, end of period	–	–
Cash and cash equivalents of continuing operations, end of period	$328,021	$356,903
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(7,384)	(3,182)
Inventory and supplies	(58,655)	(31,011)
Other current assets	11,739	1,780
Trade and other payables	41,076	4,735
Employee benefit plans	(2,344)	(993)
	$(15,568)	$(28,671)

The accompanying notes are an integral part of these consolidated financial statements.

2015 FIRST QUARTER REPORT

Notes to Condensed Consolidated Financial Statements

APRIL 30, 2014 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton’s diamond assets, including assuming control over the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. As a result of the completion of the Ekati Diamond Mine Acquisition the Company acquired an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On March 26, 2013, the Company completed the sale of Harry Winston, Inc. (the “Luxury Brand Segment”) to Swatch Group. The operations of the Luxury Brand Segment have been presented as discontinued operations for reporting purposes. See note 6.

Note 2: Basis of Preparation
(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2014, except as disclosed in Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2014 prepared in accordance with IFRS as issued by the IASB.

(b)	Currency of presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the interim financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

2015 FIRST QUARTER REPORT

Note 3: Significant Accounting Policies
(a)	New Accounting Standards Effective in 2014

IFRIC 21 – Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company has performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on our consolidated financial statements.

(b)	New Accounting Standards Issued but not yet Effective

IFRS 9 – Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit or loss would generally be recorded in OCI rather than the statement of income. In November 2013, IFRS 9 was amended to include guidance on hedge accounting.

The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018, however, early adoption of the new standard is still permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Note 4:
Cash and Cash Equivalents

	April 30, 2014	January 31, 2014
Cash on hand and balances with banks	$212,468	$224,778
Restricted cash	115,553	113,612
Total cash and cash equivalents	$328,021	$338,390

The Company has provided CDN $127 million in letters of credit to the Government of the Northwest Territories, supported by restricted cash for the reclamation obligations for the Ekati Diamond Mine.

Note 5:
Inventory and Supplies

	April 30, 2014	January 31, 2013
Stockpile ore	$36,077	$38,475
Rough diamonds – work in progress	113,169	139,520
Rough diamonds – finished goods (available for sale)	120,317	35,573
Supplies inventory	244,388	227,285
Total inventory and supplies	$513,951	$440,853

Total inventory and supplies is net of a provision for obsolescence of $0.5 million ($0.6 million at January 31, 2014).

2015 FIRST QUARTER REPORT

Note 6:
Assets Held for Sale (Discontinued Operations)
On March 26, 2013, the Company completed the sale of Harry Winston Inc. (the “Luxury Brand Segment”) to Swatch Group. Continuing operations no longer includes the operations of the Luxury Brand Segment and the results of this segment are now treated as discontinued operations for reporting purposes.

Results of the discontinued operations are presented separately as net profit from discontinued operations in the unaudited interim consolidated statements of income, and comparative periods have been adjusted accordingly.

Three months
ended April 30,
2013
(Recast – Note 12)
Sales	$63,799
Cost of sales	(31,355)
Other expenses	(30,964)
Other income and foreign exchange gain (loss)	(1,551)
Net income tax (expense) recovery	(186)
Net profit (loss) from discontinued operations before gain	$(257)
Gain on sale	$502,913
Net profit from discontinued operations	$502,656
Earnings per share – discontinued operations
Basic	5.91
Diluted	5.85

Note 7:
Diavik Joint Venture
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at March 31, 2014 and December 31, 2013:

	March 31, 2014	December 31, 2013
Current assets	$106,292	$97,078
Non-current assets	603,335	618,141
Current liabilities	48,921	31,296
Non-current liabilities and participant’s account	660,706	683,923

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013
Expenses net of interest income of $nil (2013 – $nil)(a)	$59,095	$66,647
Cash flows used in operating activities	(39,518)	(44,828)
Cash flows resulting from financing activities	44,593	53,159
Cash flows used in investing activities	(5,076)	(10,711)
(a)	The Joint Venture only earns interest income.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in note 9.

2015 FIRST QUARTER REPORT

Note 8:
Related Party Disclosure
There were no material related party transaction in fiscal year 2015 and 2014 other than compensation of key management personnel.

(a)	Operational information
The Company had the following investments in significant subsidiaries at April 30, 2014:

Name of company	Effective interest	Country of incorporation
Dominion Diamond Holdings Ltd.	100%	Canada
Dominion Diamond Diavik Limited Partnership	100%	Canada
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

Note 9:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings	$4,950	$1,121	$2,241	$1,588	$–
Environmental and participation agreements incremental commitments (a)(b)	182,057	60,096	2,121	4,328	115,512
Operating lease obligations (c)	13,149	7,469	5,680	–	–
Total contractual obligations	$200,156	$68,686	$10,042	$5,916	$115,512

(a)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board, and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. DDDLP’s share of the letters of credit outstanding posted by the operator of the Diavik Joint Venture with respect to the environmental agreements as at April 30, 2014 was $59 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Diavik Joint Venture on reclamation and abandonment activities. The Company has posted letters of credit of CDN $127 million with the Government of the Northwest Territories supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine.

The Company has provided a guarantee of CDN $20 million to the Government of the Northwest Territories for other obligations under the environmental agreement.

(b)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The Diavik participation agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

2015 FIRST QUARTER REPORT

(c)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Note 10:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and interest-bearing loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the IASB.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s interest-bearing loans and borrowings are for the most part fully secured, hence the fair values of these instruments at April 30, 2014 are considered to approximate their carrying value.

The carrying values and estimated fair values of these financial instruments are as follows:

	April 30, 2014		January 31, 2014
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$328,021	$328,021	$338,390	$338,390
Accounts receivable	25,598	25,598	20,879	20,879
	$353,619	$353,619	$359,269	$359,269
Financial liabilities
Trade and other payables	$145,463	$145,463	$103,653	$103,653
Interest-bearing loans and borrowings	4,171	4,171	4,298	4,298
	$149,634	$149,634	$107,951	$107,951

2015 FIRST QUARTER REPORT

Note 11:
Segmented Information
The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. It was determined by management that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the three months ended April 30, 2014.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati diamond mines.

For the three months ended April 30, 2014	Diavik	Ekati	Corporate	Total
Sales
North America	$–	$–	$–	$–
Europe	73,918	88,469	–	162,387
India	8,757	4,378	–	13,135
Total sales	82,675	92,847	–	175,522
Cost of sales
Depreciation and amortization	18,287	20,154	–	38,441
All other costs	37,945	61,294	–	99,239
Total cost of sales	56,232	81,448	–	137,680
Gross margin	26,443	11,399	–	37,842
Gross margin (%)	32.0%	12.3%	–%	21.6%
Selling, general and administrative expenses
Selling and related expenses	975	1,475	–	2,450
Administrative expenses			4,698	4,698
Total selling, general and administrative expenses	975	1,475	4,698	7,148
Operating profit (loss)	25,468	9,924	(4,698)	30,694
Finance expenses	(904)	(2,406)	–	(3,310)
Exploration costs	(353)	(8,691)	–	(9,044)
Finance and other income	2,922	(95)	–	2,827
Foreign exchange gain (loss)	(93)	(854)	–	(947)
Segmented profit (loss) before income taxes	$27,040	$(2,122)	$(4,698)	$20,220
Segmented assets as at April 30, 2014
Canada	$883,020	$1,361,939	$–	$2,244,959
Other foreign countries	63,064	52,621	–	115,685
	$946,084	$1,414,560	$–	$2,360,644
Capital expenditures	$(6,779)	$(49,244)	$–	$(56,023)
Inventory	141,845	372,106	–	513,951
Total liabilities	30,816	838,748	–	869,564
Other significant non-cash items:
Deferred income tax recovery	$(12,041)	$(11,154)	$–	$(23,195)

Sales to one customer totalled $25 million for the three months ended April 30, 2014.

2015 FIRST QUARTER REPORT

	Diavik	Ekati	Corporate	Total
For the three months ended April 30, 2013		(Recast – Note 12)
Sales
North America	$6,179	$–	$–	$6,179
Europe	61,642	19,921	–	81,563
India	21,095	–	–	21,095
Total sales	88,916	19,921	–	108,837
Cost of sales
Depreciation and amortization	19,542	–	–	19,542
All other costs	42,346	19,647	–	61,993
Total cost of sales	61,888	19,647	–	81,535
Gross margin	27,028	274	–	27,302
Gross margin (%)	30.4%	1.4%	–%	25.1%
Selling, general and administrative expenses
Selling and related expenses	1,110	520	–	1,630
Administrative expenses	–	–	15,213	15,213
Total selling, general and administrative expenses	1,110	520	15,213	16,843
Operating profit (loss)	25,918	(246)	(15,213)	10,459
Finance expenses	(2,019)	(723)	–	(2,742)
Exploration costs	(1,039)	–	–	(1,039)
Finance and other income	540	264	–	804
Foreign exchange gain (loss)	1,560	(828)	–	732
Segmented profit (loss) before income taxes	$24,960	$(1,533)	$(15,213)	$8,214
Segmented assets as at April 30, 2013
Canada	$1,177,853	$1,203,112	$–	$2,380,965
Other foreign countries	27,663	3,003	–	30,666
	$1,205,516	$1,206,115	$–	$2,411,631
Capital expenditures	$(10,154)	$(8,780)	$(784)	$(19,718)
Inventory	154,561	285,225	–	439,786
Total liabilities	306,618	625,351	–	931,969
Other significant non-cash items:
Deferred income tax recovery	$(4,474)	$(3,923)	$–	$(8,397)

Note 12:
Recast
As a result of reflecting the final purchase price adjustments relating to the Ekati Diamond Mine acquisition retrospectively, the interim financial statements for the three months ended April 30, 2013 have been recast. For the three months ended April 30, 2013, finance expense decreased by $1.3 million, whereas income tax expense increased by $0.3 million. In addition, the Company has reclassified $5.3 million from gain on sale of the Luxury Brand Segment to other comprehensive income in connection with the actuarial gain/losses that should not have been reclassified to profit. As a result, net profit attributed to common shareholders increased by $6.2 million.

2015 FIRST QUARTER REPORT